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                            June 5, 2023

       Shaofang Weng
       Chief Executive Officer
       Planet Image International Ltd
       No. 756 Guangfu Road
       Hi-tech Development Zone
       Xinyu City, Jiangxi Province
       People   s Republic of China

                                                        Re: Planet Image
International Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed May 23, 2023
                                                            File No. 333-263602

       Dear Shaofang Weng:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 12, 2023 letter.

       Amendment No. 2 to Registration Statement on Form F-1

       Prospectus Summary
       Cash Transfer and Dividend Distributions, page 8

   1. We note your revised disclosure in response to prior comment 2, which summarizes the cash flows that have
occurred between your Mainland PRC subsidiaries and your other subsidiaries to date.
Please revise your table to identify the "other subsidiaries" where cash has flowed to and
from your Mainland PRC subsidiaries. Note that only information relating to the periods
for which you have provided financial statements needs to be included.
 Shaofang Weng
Planet Image International Ltd
June 5, 2023
Page 2

       You may contact Joanna Lam, Staff Accountant, at 202-551-3476 or Raj Rajan, Staff
Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-
551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions



                                                           Sincerely,
FirstName LastNameShaofang Weng
                                                           Division of
Corporation Finance
Comapany NamePlanet Image International Ltd
                                                           Office of Energy &
Transportation
June 5, 2023 Page 2
cc:       Cindy Li, Esq.
FirstName LastName